Filed Pursuant to Rule 424(b)(3)

Registration No. 333-157688

NORTHSTAR REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 15 DATED APRIL 13, 2012

TO THE PROSPECTUS DATED APRIL 22, 2011

This document supplements, and should be read in conjunction with, our prospectus dated April 22, 2011, as supplemented by Supplement No. 13 dated February 16, 2012 and Supplement No. 14 dated March 2, 2012.  The purpose of this Supplement No. 15 is to disclose:

•                  the status of our initial public offering;

•                  the extension of our initial public offering;

•                  the extension of the term of our distribution support agreement; and

•                  the origination of a $52 million mezzanine loan.

Status of Our Initial Public Offering

We commenced our initial public offering of $1,100,000,000 in shares of common stock on July 19, 2010, of which $1,000,000,000 in shares can be issued pursuant to our primary offering and $100,000,000 in shares can be issued pursuant to our distribution reinvestment plan, or DRP.  We refer to our primary offering and DRP collectively as our offering.

As of April 10, 2012, we raised total gross proceeds of $242.3 million, including capital raised in connection with our merger with NorthStar Income Opportunity REIT I, Inc., or NSIO REIT.

As of April 10, 2012, we received and accepted subscriptions in our offering for an aggregate of 21,619,244 shares, or $215,294,177, including 370,257 shares or $3,332,320 sold to NorthStar Realty Finance Corp., or our sponsor, pursuant to our distribution support agreement.  As of April 10, 2012, 88,907,092 shares remained available for sale under our offering.

Extension of Our Initial Public Offering

On April 11, 2012, our board of directors approved an extension of the term of our initial public offering for an additional year.  Accordingly, our initial public offering is expected to terminate on or before July 19, 2013, unless extended by our board of directors as permitted by SEC rules.  Under the rules of the SEC, in some circumstances we may be allowed to continue our offering until as late as January 15, 2014. In many states, we will need to renew the registration statement or file a new registration statement to continue our offering for this extended period. We may terminate our initial public offering at any time.

Extension of Term of Our Distribution Support Agreement

In connection with the extension of our initial public offering described above, our board of directors on April 11, 2012 approved, and we have entered into, an amendment to our distribution support agreement with our sponsor that extends the term of the agreement for one year, until July 19, 2013.  All other terms of the distribution support agreement will remain in effect without modification.

Origination of a Mezzanine Loan

On April 10, 2012, or the closing date, we, through a wholly-owned subsidiary, directly originated a $52 million mezzanine loan, or the mezzanine loan, $25 million of which was funded on the closing date and $27 million of which will be funded over the next 18 months.  The proceeds of the mezzanine loan will be used to finance the renovation of a 425,000 square foot Class-A office building located in the Hudson Square/Tribeca submarket in downtown New York City, or the property.  We believe the Hudson Square/Tribeca submarket is highly desirable and as of December 31, 2011 only had 0.3% availability for Class-A office space.  The mezzanine loan bears interest at a fixed rate of 11.5% and is secured by an ownership interest in the borrower, or the borrower, that owns a leasehold interest in the property.

The borrower is owned by a very experienced Manhattan developer, or the developer, who has developed and managed a significant portfolio of quality real estate for over 35 years in Manhattan.  Up until December 2011, the property was occupied by a single tenant, giving the developer, what we believe to be, a relatively rare and attractive opportunity to retenant and enhance a vacant Manhattan Class-A office property.  As part of the retenanting and enhancement, the developer plans to invest $80 million in the property.

The developer recently contributed $32 million of equity to the property and has guaranteed the completion of the proposed renovations.  As part of the guarantee, the developer is obligated to maintain a minimum net worth of $100 million and at least $10 million of liquidity during the term of the mezzanine loan.  The property is also subject to a $135 million senior loan, or the senior loan.

The mezzanine loan is co-terminous with the senior loan, which has a maturity date of January 11, 2013, unless extended for an additional 12 months.  The mezzanine loan may be prepaid, provided that the borrower pays the interest due through the remaining term of the mezzanine loan.  We earned an upfront fee equal to 1.0% of the mezzanine loan and upon repayment of the mezzanine loan, will earn a fee equal to 1.0% of the mezzanine loan.

As of the closing date, the loan-to-cost ratio, or the LTC ratio, ranged from approximately 61% to 84%. The beginning of the LTC ratio range is the senior loan amount divided by the sum of: (i) the senior loan; (ii) the mezzanine loan; and (iii) $36 million of developer equity, or the total cost, and the end of the LTC ratio range is the sum of the senior loan amount and the mezzanine loan amount divided by the total cost.